CONSENT OF ROBERT F. BROWN

To:	United States Securities and Exchange Commission

Re:	Great Panther Silver Limited (the “Company”)
Prospectus Supplement dated July 6, 2016 (File No. 333-199119)
Consent of Expert

I hereby consent to the inclusion in the Prospectus Supplement of the Company dated July 6, 2016 (the “Supplement”) of technical disclosure regarding the following technical reports:

  NI 43-101 Technical Report on the Guanajuato Mine Complex Claims and Mineral Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and El Horcon Project dated February 25, 2016; and

  NI 43-101 Report on the Topia Mine Mineral Resource Estimates Topia Mine Mineral Resource Estimation as of November 30th, 2014 dated July 6, 2015

I also consent to the filing of this consent under cover of Form 6-K with the United States Securities and Exchange Commission (the “SEC”) and of the incorporation by reference of this consent into the Company’s Registration Statement on Form F-10 (File No. 333-199119), as amended, filed with the SEC.

Dated the 6th day of July, 2016.

/s/ Robert F. Brown
Robert F. Brown, P.Eng.